Frank Marinaro Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4285 Main 212.407.4000 Fax 212.656.1349 fmarinaro@loeb.com

May 6, 2009
U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: Theresa Messinese

Re:	Energroup Holdings Corporation
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File No. 333-14917

Dear Ms. Messinese:

Energroup Holdings Corporation (“We” or the “Company”) is submitting this correspondence via the EDGAR system in response to the comment letter issued by the Staff of the Securities and Exchange commission (the “Commission”) on April 22, 2009 (the “Comment Letter”).  In order to facilitate your review, we have restated and responded, to each of the comments set forth in the Staff’s Comment Letter, on a point-by-point basis.  The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Comment Letter.

Form 10-K For the fiscal year ended December 31, 2008

Contractual Obligations and Off-Balance Sheet Arrangements, page 52

1.
As indicated in our prior comments to you and consistent with your associated responses, the table should reflect your obligation with regard to the “Hog Procurement Agreement.” Please include the table in your next Form 10-Q revised to reflect such. Provide disclosure below the table describing the nature of this purchase obligation, and either disclose here the basis for how the amounts presented were determined or add a cross reference to the notes to the financial statements in which such details are provided.

Response to Comment 1:

The disclosure will be revised in accordance with the Staff’s comment in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2009 when filed.

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2008, 2007, and 2006, page F-8

Note 1: Summary of Significant Accounting Policies, page F-12

(O) Recognition of Revenue

Theresa Messinese U.S. Securities and Exchange Commission May 6, 2009 Page 2

2.
Please add disclosure in the notes to your financial statements consistent with your response dated May 27, 2008 that clearly describes your “franchise” arrangements, including the associated deposit terms. In connection with these arrangements, revise the description and expand your accounting policy disclosure in regard to “Customer Deposits” to include the deposits associated with such arrangements. If it is true that fees associated with these arrangements are not material, please represent this in your disclosure. Also, if such arrangements are truly not “franchises,” consider use of a term other than “franchise” in describing the relationship that exists.

Response to Comment 2:

The disclosure has been revised in accordance with the Staff’s comment in our amendment to our annual report on Form 10-K for the year ended December 31, 2008 when filed.

Note 15: Operating Segments, page F-25

3.	Please specifically state the measure of profit or loss for your segments that is evaluated by the chief operating decision maker.

Response to Comment 3:

The disclosure has been revised in accordance with the Staff’s comment in our amendment to our annual report on Form 10-K for the year ended December 31, 2008 when filed.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4285.

Theresa Messinese U.S. Securities and Exchange Commission May 6, 2009 Page 3

Sincerely,

/s/ Frank Marinaro
Frank Marinaro
Partner